Filing by Wells Fargo Funds Trust pursuant to Rule 425 under the Securities Act of 1933 and deemed filed under Rule 14a-12(b) under the Securities Exchange Act of 1934.

Subject company: Evergreen Equity Trust (SEC File Nos. 333-37453)

Evergreen Fixed Income Trust (SEC File Nos. 333-37443)

Evergreen International Trust (SEC File Nos. 333-42195)

Evergreen Municipal Trust (SEC File Nos. 333-36033)

Evergreen Select Equity Trust (SEC File Nos. 333-36047)

Evergreen Select Fixed Income Trust (SEC File Nos. 333-36019)

Evergreen Select Money Market Trust (SEC File Nos. 333-37227)

Wells Fargo Funds Trust (SEC File Nos. 333-74295)

Wells Fargo Advantage Funds [logo]

Evergreen Investments [logo]

Product Alert

INTEGRATION UPDATE

May 27, 2010

(Revision of previous Product Alert dated January 13, 2010)

Proposed Integration of Evergreen Funds and Wells Fargo

Advantage Funds®: Questions and Answers

Following a careful review of the mutual fund lineups of the Evergreen Funds and Wells Fargo

Advantage Funds, Evergreen Investment Management Company, LLC (the investment advisor to the Evergreen Funds), and Wells Fargo Funds Management, LLC (the investment advisor to the Wells Fargo Advantage Funds), have proposed a series of changes with the goal of streamlining and strengthening product offerings. These proposals have been unanimously approved by the Boards of Trustees of the Evergreen Funds and Wells Fargo Advantage Funds. Several of these initiatives require shareholder approval, which will be sought at special shareholder meetings on June 8, 2010. Our goal is to complete the initiatives and fully combine the fund families in July 2010. The following questions and answers provide additional details about these changes.

A. Introduction

What is the rationale of the proposals for integrating the Wells Fargo Advantage Funds and Evergreen Funds?

The proposals are intended to integrate the Wells Fargo Advantage Funds and the Evergreen Funds into a single mutual fund family (under the Wells Fargo Advantage Funds name) and were made with the following objectives in mind:

Streamline and strengthen product offerings.

Reduce overall fund expenses.

Eliminate overlapping products.

Leverage investment capabilities from both fund families.

What are the benefits of combining the mutual fund management businesses of Evergreen Investments and Wells Fargo Funds Management?

We believe that combining the two fund management businesses will provide investors with greater scale and resources than are available today. The combined fund family will offer a diverse product lineup that seeks to bring together the strengths of both the Wells Fargo Advantage Funds and the Evergreen Funds to meet the investment needs of the Funds’ investors.

What are the changes that will occur?

The initiatives, which are covered in more detail below, include:

Reorganizing 27 Evergreen Funds into newly created Wells Fargo Advantage Funds. This will have the effect of rebranding the Evergreen Funds as Wells Fargo Advantage Funds and adjusting, among other things, their fees, expenses, and investment strategies as necessary, to bring them more closely in line with the Wells Fargo Advantage Funds.

Merging 53 mutual funds from both fund families.

Liquidating four Evergreen Funds and one Wells Fargo Advantage Fund.

Adjusting portfolio management teams, investment objectives and strategies, and names for certain Funds.

Aligning features of the share classes offered by Evergreen Funds and Wells Fargo Advantage Funds.

Will these changes require shareholder approval?

The changes that will require shareholder approval, which will be sought in June 2010, include:

The proposed mergers of the Evergreen Funds and the Wells Fargo Advantage Funds.

The reorganization of the Evergreen Funds as newly created Wells Fargo Advantage Funds.

The planned liquidations, share class changes, and name changes for certain Funds do not require shareholder approval. In addition, the anticipated merger of the Wells Fargo Advantage Overland Express Sweep FundSM with the Wells Fargo Advantage Money Market Fund does not require shareholder approval.

B. Reorganizations and Mergers

Which Evergreen Funds will be reorganized as newly created Wells Fargo Advantage Funds?

The following Evergreen Funds will be reorganized as Wells Fargo Advantage Funds. Their principal investment processes will remain substantially the same. These reorganizations have been approved by both Boards and are subject to approval by the shareholders of the Evergreen Funds—which will be sought at meetings in June 2010—as well as the satisfaction of other closing conditions. (These reorganizations are described in combined prospectus/proxy statements as “shell” reorganizations.)

Current Evergreen Fund	New Wells Fargo Advantage Fund Name	Portfolio Management Team
Evergreen Adjustable Rate Fund	Wells Fargo Advantage Adjustable Rate Government Fund	Richard Applebach, Christopher Y. Kauffman, Wells Capital Management
Evergreen Asset Allocation Fund	Wells Fargo Advantage Asset Allocation Fund	Ben Inker, GMO
Evergreen Diversified Capital Builder Fund	Wells Fargo Advantage Diversified Capital Builder Fund	Margie Patel, Wells Capital Management
Evergreen Diversified Income Builder Fund	Wells Fargo Advantage Diversified Income Builder Fund	Margie Patel, Wells Capital Management
Evergreen Enhanced S&P 500 Fund	Wells Fargo Advantage Disciplined U.S. Core Fund	Bill Zieff, Wells Capital Management
Evergreen Fundamental Large Cap Fund	Wells Fargo Advantage Core Equity Fund	Walter McCormick, Emory Sanders, Wells Capital Management
Evergreen Global Large Cap Equity Fund	Wells Fargo Advantage Disciplined Global Equity Fund	Bill Zieff, Wells Capital Management
Evergreen Global Opportunities Fund	Wells Fargo Advantage Global Opportunities Fund	Francis Claró, Jim Tringas, Wells Capital Management
Evergreen Golden Core Opportunities Fund	Wells Fargo Advantage Small/Mid Cap Core Fund	John Campbell, Golden Capital Management
Evergreen Growth Fund	Wells Fargo Advantage Traditional Small Cap Growth Fund	Jeff Drummond, Linda Freeman, Paul Carder, Jeffrey Harrison, Edward Rick, Wells Capital Management
Evergreen Health Care Fund	Wells Fargo Advantage Health Care Fund	Robert Junkin, Wells Capital Management
Evergreen High Income Fund	Wells Fargo Advantage High Yield Bond Fund	Niklas Nordenfelt, Philip Susser, Wells Capital Management
Evergreen Institutional Municipal Money Market Fund	Wells Fargo Advantage Municipal Cash Management Money Market Fund	David Sylvester, James Randazzo, Wells Capital Management
Evergreen International Bond Fund	Wells Fargo Advantage International Bond Fund	Anthony Norris, Peter Wilson, Michael Lee, Alex Perrin, First International Advisors
Evergreen Intrinsic Value Fund	Wells Fargo Advantage Intrinsic Value Fund	Howard Gleicher, Gary Lisenbee, David Graham, Jeffrey Peck, Metropolitan West Capital Management
Evergreen Intrinsic World Equity Fund	Wells Fargo Advantage Intrinsic World Equity Fund	Howard Gleicher, Gary Lisenbee, David Graham, Jeffrey Peck, Metropolitan West Capital Management
Evergreen New Jersey Municipal Money Market Fund	Wells Fargo Advantage New Jersey Municipal Money Market Fund	David Sylvester, James Randazzo, Wells Capital Management
Evergreen New York Municipal Money Market Fund	Wells Fargo Advantage New York Municipal Money Market Fund	David Sylvester, James Randazzo, Wells Capital Management
Evergreen North Carolina Municipal Bond Fund	Wells Fargo Advantage North Carolina Tax-Free Fund	Robert Miller, Wells Capital Management
Evergreen Omega Fund	Wells Fargo Advantage Omega Growth Fund	Tom Pence, Michael Smith, Wells Capital Management
Evergreen Pennsylvania Municipal Bond Fund	Wells Fargo Advantage Pennsylvania Tax-Free Fund	Robert Miller, Wells Capital Management
Evergreen Pennsylvania Municipal Money Market Fund	Wells Fargo Advantage Pennsylvania Municipal Money Market Fund	David Sylvester, James Randazzo, Wells Capital Management
Evergreen Precious Metals Fund	Wells Fargo Advantage Precious Metals Fund	Michael Bradshaw, Wells Capital Management
Evergreen Small-Mid Growth Fund	Wells Fargo Advantage Growth Opportunities Fund	Cam Philpott, Stuart Roberts, Wells Capital Management
Evergreen Strategic Growth Fund	Wells Fargo Advantage Strategic Large Cap Growth Fund	Shannon Reid, David Chow, Jay Zelko, Wells Capital Management
Evergreen Strategic Municipal Bond Fund	Wells Fargo Advantage Strategic Municipal Bond Fund	Lyle Fitterer, Wells Capital Management
Evergreen Utility and Telecommunications Fund	Wells Fargo Advantage Utility and Telecommunications Fund	Tim O'Brien, Crow Point Partners

What factors were considered when deciding which Funds would be reorganized as newly created Wells Fargo Advantage Funds?

We proposed that these Evergreen Funds be reorganized as Wells Fargo Advantage Funds after a thoughtful and thorough evaluation of each fund family and the investment landscape as a whole, including the following factors:

Asset size

Expenses

Manager tenure and experience

Performance track record

Differentiation of investment style

Addition of product offerings that didn’t exist before in the Wells Fargo Advantage Funds family

The investment process of the Evergreen Funds being reorganized will remain largely unchanged, and the Funds will retain their historical performance records, although fees, expenses, and share class features will be brought more closely in line with those of the Wells Fargo Advantage Funds. The addition of these Funds to the Wells Fargo Advantage Funds lineup broadens the overall product range and expands fund choices for investors.

Which current Evergreen Funds are expected to have new portfolio management teams following their reorganization as Wells Fargo Advantage Funds?

Current Evergreen Fund	New Wells Fargo Advantage Fund Name	Current Portfolio Management Team	Proposed New Portfolio Management Team
Evergreen High Income Fund	Wells Fargo Advantage High Yield Bond Fund	Andrew Cestone, Tattersall Advisory Group, Inc.	Niklas Nordenfelt, Philip Susser, Wells Capital Management
Evergreen Small-Mid Growth Fund	Wells Fargo Advantage Growth Opportunities Fund	Robert C. Junkin, Evergreen Investment Management Company, LLC	Cam Philpott, Stuart Roberts, Wells Capital Management
Evergreen Strategic Municipal Bond Fund	Wells Fargo Advantage Strategic Municipal Bond Fund	B. Clark Stamper, Stamper Capital and Investments, Inc.	Lyle Fitterer, Wells Capital Management

Can you tell me more about the portfolio managers proposed to manage the Wells Fargo Advantage High Yield Bond Fund following the reorganization?

Niklas Nordenfelt and Philip Susser are portfolio managers for the Sutter High Yield Fixed Income team at Wells Capital Management. The team seeks to identify compelling relative-value investment opportunities by using its knowledge of various industries to assess the risk/return trade-off among issuers within those industries by applying a bottom-up strategy.

Niklas Nordenfelt joined the Sutter High Yield Fixed Income team of Wells Capital Management in February 2003 as an investment strategist. He began his investment career in 1991 and has managed portfolios ranging from quantitative-based and tactical asset allocation strategies to credit driven portfolios. Prior to joining the Sutter team, Mr. Nordenfelt was at Barclays Global Investors (BGI) from 1996 to 2002, where he was a principal. He earned a bachelor’s degree in economics from the University of California, Berkeley, and has earned the right to use the Chartered Financial Analyst® (CFA®) designation.

Philip Susser joined the Sutter High Yield Fixed Income team as a senior research analyst in 2001. He has extensive research experience in the cable/satellite, gaming, hotels, restaurants, printing/publishing, telecommunications, real estate investment trusts, lodging and distressed sectors. Mr. Susser’s investment experience began in 1995 when he spent three years as a securities lawyer at Cahill Gordon and Shearman & Sterling representing underwriters and issuers of high-yield debt. He received his bachelor’s degree in economics from the University of Pennsylvania and his law degree from the University of Michigan Law School.

Can you tell me more about the portfolio managers proposed to manage the Wells Fargo Advantage Growth Opportunities Fund following the reorganization?

Cam Philpott and Stuart Roberts are portfolio managers for the Montgomery Small/Mid-Cap Growth team at Wells Capital Management. The team conducts rigorous fundamental research on small to mid capitalization companies at an early or transitional stage of development before the market discovers their potential. It focuses on companies that have sustainable earnings growth, strong balance sheets, effective management teams, and competitive market positions. It maintains a strong awareness of company valuation in seeking to buy stocks trading at a discount to their growth rates.

Cam Philpott joined Wells Capital Management in 2003 as a portfolio manager. Prior to joining Wells Capital Management, Mr. Philpott was a portfolio manager with Montgomery Asset Management, which he joined in 1991 as an analyst for the Small Cap Equity team. Prior to joining Montgomery, Mr. Philpott served as a securities analyst with Boettcher & Company and a general securities analyst at Berger Associates, Inc., an investment management firm. Mr. Philpott earned his B.A. degree in economics from Washington and Lee University and his M.B.A. degree from the Darden School at the University of Virginia.

Stuart Roberts joined Wells Capital Management in 2003 as a portfolio manager. Prior to joining Wells Capital Management, Mr. Roberts was a senior portfolio manager with Montgomery Asset Management, where he managed the Small Cap Growth Fund since its inception in 1990. He has specialized in small-cap growth investments since 1983. Prior to joining Montgomery, Mr. Roberts was vice president and portfolio manager at Founders Asset Management, where he was responsible for three separate growth-oriented small-cap mutual funds. He earned his M.B.A. degree from the University of Colorado and his B.A. degree in economics from Bowdoin College.

Can you tell me more about the new portfolio manager proposed to manage the Wells Fargo Advantage Strategic Municipal Bond Fund following the reorganization?

Lyle Fitterer is part of the Municipal Fixed Income team at Wells Capital Management. The team uses both bottom-up credit research and top-down macroeconomic analysis. It seeks to generate excess performance by actively managing the four key elements of total return: security selection, sector rotation, duration management, and yield-curve positioning. It uses a relative-value approach based on extensive credit analysis that seeks opportunities from changing market trends and pricing inefficiencies to generate excess returns.

Mr. Fitterer joined Wells Capital Management as a portfolio manager in 2005, having served with Strong Capital Management since 1989. He has served as director of Fixed Income for Wells Capital Management and predecessor Strong Capital Management since 2004. He served first as a mutual fund accountant and later as an analyst and trader in the Fixed Income department, specializing in mortgage- and asset-backed securities. He has also traded equity and derivative securities for hedge funds and equity mutual funds. Mr. Fitterer joined Strong Institutional Client Services as managing director in November 1998, where he was responsible for overseeing the institutional and intermediary sales organization. He received a bachelor’s degree in accounting from the University of North Dakota.

Which Wells Fargo Advantage Funds and Evergreen Funds will merge?

The Funds identified below in the “Merging (or Target) Funds” column will be merged into the corresponding Wells Fargo Advantage Fund in the “Acquiring Wells Fargo Advantage Fund (Surviving Fund)” column. These mergers have been approved by both Boards and are subject to approval by the shareholders of the affected Evergreen Funds and Wells Fargo Advantage Funds identified in the left column, which will be sought at meetings in June 2010. If approved, the mergers are expected to occur in July 2010.

Merging (or Target) Funds	Acquiring Wells Fargo Advantage Fund (Surviving Fund)	Portfolio Management Team of Surviving Fund
Evergreen California Municipal Bond Fund	Wells Fargo Advantage California Tax-Free Fund	Stephen Galiani, Adrian Van Poppel, Wells Capital Management
Evergreen California Municipal Money Market Fund	Wells Fargo Advantage California Municipal Money Market Fund	David Sylvester, James Randazzo, Wells Capital Management
Evergreen Core Bond Fund Evergreen Short Intermediate Bond Fund Wells Fargo Advantage Diversified Bond Fund	Wells Fargo Advantage Total Return Bond Fund	Troy Ludgood, Thomas O'Connor, Wells Capital Management
Evergreen Core Plus Bond Fund*	Wells Fargo Advantage Income Plus Fund	Tom Price, Michael Bray, Janet Rilling, D. James Newton II, Wells Capital Management
Evergreen Disciplined Value Fund Wells Fargo Advantage Equity Income Fund Wells Fargo Advantage U.S. Value Fund	Wells Fargo Advantage Disciplined Value Fund[1]	Bill Zieff, Wells Capital Management
Evergreen Emerging Markets Growth Fund Wells Fargo Advantage Emerging Markets Equity Fund	Wells Fargo Advantage Emerging Markets Equity Fund[1]	Jerry Zhang, Wells Capital Management
Evergreen Equity Income Fund Wells Fargo Advantage Specialized Financial Services Fund	Wells Fargo Advantage Classic Value Fund[1]	Walter McCormick, Gary Mishuris, Wells Capital Management
Evergreen Equity Index Fund	Wells Fargo Advantage Index Fund	Bill Zieff, Wells Capital Management
Evergreen Fundamental Mid Cap Value Fund	Wells Fargo Advantage Mid Cap Disciplined Fund[2]	Jim Tringas, Bryant VanCronkhite, Wells Capital Management
Evergreen Golden Large Cap Core Fund Wells Fargo Advantage Large Company Core Fund	Wells Fargo Advantage Large Cap Core Fund[1]	Jeff Moser, Golden Capital Management
Evergreen High Income Municipal Bond Fund Evergreen Municipal Bond Fund	Wells Fargo Advantage Municipal Bond Fund	Lyle Fitterer, Robert Miller, Wells Capital Management
Evergreen Institutional 100% Treasury Money Market Fund	Wells Fargo Advantage 100% Treasury Money Market Fund	David Sylvester, Wells Capital Management
Evergreen Institutional Money Market Fund Evergreen Prime Cash Management Money Market Fund	Wells Fargo Advantage Heritage Money Market FundSM	David Sylvester, Wells Capital Management
Evergreen Institutional Treasury Money Market Fund Evergreen Treasury Money Market Fund	Wells Fargo Advantage Treasury Plus Money Market Fund	David Sylvester, Wells Capital Management
Evergreen Institutional U.S. Government Money Market Fund Evergreen U.S. Government Money Market Fund	Wells Fargo Advantage Government Money Market Fund	David Sylvester, Wells Capital Management
Evergreen Intermediate Municipal Bond Fund	Wells Fargo Advantage Intermediate Tax/AMT-Free Fund	Lyle Fitterer, Robert Miller, Wells Capital Management
Evergreen International Equity Fund	Wells Fargo Advantage International Core Fund[3]	Francis Claró, Wells Capital Management
Evergreen Large Company Growth Fund Wells Fargo Advantage Large Company Growth Fund	Wells Fargo Advantage Premier Large Company Growth Fund[1]	Thomas Ognar, Bruce Olson, Joseph Eberhardy, Wells Capital Management
Evergreen Mid Cap Growth Fund	Wells Fargo Advantage Mid Cap Growth Fund	Cam Philpott, Stuart Roberts, Wells Capital Management
Evergreen Money Market Fund Wells Fargo Advantage Overland Express Sweep Fund[4]	Wells Fargo Advantage Money Market Fund	David Sylvester, Wells Capital Management
Evergreen Municipal Money Market Fund	Wells Fargo Advantage Municipal Money Market Fund	David Sylvester, James Randazzo, Wells Capital Management
Evergreen Short-Intermediate Municipal Bond Fund	Wells Fargo Advantage Short-Term Municipal Bond Fund	Lyle Fitterer, Wendy Casetta, Wells Capital Management
Evergreen Small Cap Value Fund Evergreen Special Values Fund	Wells Fargo Advantage Special Small Cap Value Fund[1]	Jim Tringas, Wells Capital Management
Evergreen U.S. Government Fund	Wells Fargo Advantage Government Securities Fund	Michael Bray, Jay Mueller, Wells Capital Management
Evergreen VA Core Bond Fund	Wells Fargo Advantage VT Total Return Bond Fund	Troy Ludgood, Thomas O'Connor, Wells Capital Management
Evergreen VA Growth Fund	Wells Fargo Advantage VT Small Cap Growth Fund	Cam Philpott, Stuart Roberts, Wells Capital Management
Evergreen VA Fundamental Large Cap Fund Wells Fargo Advantage VT Large Company Core Fund	Wells Fargo Advantage VT Core Equity Fund[1]	Walter McCormick, Emory Sanders, Wells Capital Management
Evergreen VA International Equity Fund	Wells Fargo Advantage VT International Core Fund[5]	Francis Claró, Wells Capital Management
Evergreen VA Omega Fund Wells Fargo Advantage VT Large Company Growth Fund	Wells Fargo Advantage VT Omega Growth Fund[1]	Tom Pence, Michael Smith, Wells Capital Management
Evergreen VA Special Values Fund	Wells Fargo Advantage VT Small Cap Value Fund[6]	I. Charles Rinaldi, Wells Capital Management
Wells Fargo Advantage Aggressive Allocation Fund	Wells Fargo Advantage Growth Balanced Fund	Multiple subadvisors
Wells Fargo Advantage Growth Equity Fund	Wells Fargo Advantage Diversified Equity Fund	Multiple subadvisors
Wells Fargo Advantage Large Cap Appreciation Fund	Wells Fargo Advantage Capital Growth Fund	Tom Pence, Michael Harris, Wells Capital Management
Wells Fargo Advantage Stable Income Fund	Wells Fargo Advantage Ultra Short-Term Income Fund	Jay Mueller, D. James Newton II, Tom Price, Wells Capital Management
Wells Fargo Advantage Strategic Income Fund	Wells Fargo Advantage High Income Fund	Tom Price, Kevin Maas, Michael Schueller, Wells Capital Management
Wells Fargo Advantage VT C&B Large Cap Value Fund Wells Fargo Advantage VT Equity Income Fund	Wells Fargo Advantage VT Intrinsic Value Fund[1]	Howard Gleicher, Gary Lisenbee, David Graham, Jeffrey Peck, Metropolitan West Capital Management

1. This Fund will be newly created in order to receive the assets of the target fund(s) upon completion of the merger.

2. The Wells Fargo Advantage Mid Cap Disciplined Fund will be renamed the Wells Fargo Advantage Special Mid Cap Value Fund following the merger and is expected to make certain changes to its principal investments at that time.

3. The Wells Fargo Advantage International Core Fund will be renamed the Wells Fargo Advantage International Equity Fund following the merger and is expected to make certain changes to its principal investments at that time.

4. For the planned merger of the Wells Fargo Advantage Overland Express Sweep Fund, shareholder approval is not required and will not be sought.

5. The Wells Fargo Advantage VT International Core Fund will be renamed the Wells Fargo Advantage VT International Equity Fund following the merger and is expected to make certain changes to its principal investments at that time.

6. The former Wells Fargo Advantage VT Small/Mid Cap Value Fund was renamed the Wells Fargo Advantage VT Small Cap Value Fund on May 1, 2010, and made certain changes to its investment objective and strategies at that time.

What factors were considered in deciding which Funds would merge?

We proposed the mergers of these Funds after a thoughtful and thorough evaluation of each fund family and the investment landscape as a whole. The merger of these Funds would eliminate product overlap while preserving what we believe to be the strengths of the combined Evergreen Investments and Wells Fargo asset management capabilities. Among the factors we considered were the following:

Streamlined product offerings

Performance track record

Asset size

Expenses

Manager tenure and experience

How were shareholders be notified of these changes? Do they need to take any action?

The current shareholders of the Evergreen Funds and the Wells Fargo Advantage Funds that are proposed to be acquired were sent a prospectus supplement in January 2010 that informed them of the Boards’ approvals of these shell reorganizations and mergers. These shareholders (with the exception of shareholders of the Wells Fargo Advantage Overland Express Sweep Fund) received combined prospectus/proxy statements inviting them to vote on these proposals at meetings on June 8, 2010. (Note: For shareholders of the Evergreen Large Company Growth Fund, the Wells Fargo Advantage Large Company Growth Fund, the Evergreen Omega Fund, the Evergreen VA Omega Fund, and the Wells Fargo Advantage VT Large Company Growth Fund, the Funds plan to adjourn the shareholder meeting scheduled for June 8, 2010, until June 18, 2010.) The combined prospectus/proxy statements are available on our Web sites. Except as noted above, each merger and reorganization requires shareholder approval and satisfaction of other closing conditions.

How were financial advisors and institutional partner firms be notified of these changes?

In January 2010, we mailed letters and sent e-mail messages, as feasible, to home offices and financial advisors. In addition, we created an electronic brochure, Introducing Our Proposed Family of Funds, which we distributed to financial advisors.

Institutional partners received materials, as needed, from their relationship managers.

Will there be any changes to the fee structures of the merging Funds?

Yes. In general, through the reorganizations and mergers, the fee structures of the Evergreen Funds will become aligned with the fee structures of the Wells Fargo Advantage Funds. We believe that the resulting fees and expenses will be highly competitive across the combined fund family.

What is the timeline for the mergers and reorganizations?

The mergers and shell reorganizations are tentatively set to occur in July 2010 but are subject to shareholder approval at special shareholder meetings in June 2010 and other closing conditions.

Will the mergers and reorganizations be taxable events for shareholders?

No. The mergers and reorganizations are expected to be tax-free transactions for U.S. federal income tax purposes.

Can investors still purchase, redeem, and exchange these Funds prior to the mergers and reorganizations?

Yes. Shareholders will be able to continue to invest in all of the Evergreen Funds and Wells Fargo Advantage Funds prior to any merger or reorganization with the exception of the Wells Fargo Advantage Specialized Financial Services Fund (see question 28).

C. Liquidations

Which Funds were liquidated?

Evergreen Golden Mid Cap Core Fund

Evergreen VA Diversified Capital Builder Fund

Evergreen VA Diversified Income Builder Fund

Evergreen VA High Income Fund

Wells Fargo Advantage VT Money Market Fund

Why did we liquidate these Funds?

After a careful analysis of the prospects for long-term viability of these Funds and given their asset sizes, we felt that liquidations were the most appropriate action. We considered merging these Funds with other Wells Fargo Advantage Funds but were not able to determine that doing so was in the best interests of the Funds’ shareholders.

When did the liquidations occur?

March 26, 2010

Evergreen Golden Mid Cap Core Fund

April 30, 2010

Evergreen VA Diversified Capital Builder Fund

Evergreen VA Diversified Income Builder Fund

Evergreen VA High Income Fund

Wells Fargo Advantage VT Money Market Fund

D. New Share Classes

Which share classes will be added to the Wells Fargo Advantage Funds that are not available today?

Following the Fund mergers, certain Wells Fargo Advantage Funds will offer new share classes to expand choices for certain investors, including Class R and Sweep Class. The Sweep share class will be primarily available to certain brokerage firms and/or Wells Fargo banking customers as money market sweep vehicles. Class R shares will only be available to participating retirement plans through financial intermediaries who contract with Wells Fargo Funds Distributor, LLC, to offer this share class.

For detailed information about the share class mapping, please refer to the Wells Fargo Advantage Funds and Evergreen Investments Merger Conversion Tool on our Web sites. (See question 29.)

See the following table for further details.

Wells Fargo Advantage Fund	Share Classes Currently Offered	New Share Classes to Be Offered[3]
California Municipal Money Market Fund	A, Service, Institutional	Sweep
Government Money Market Fund	A, Service, Administrator, Institutional	Sweep
Heritage Money Market Fund	Administrator, Institutional, Select	Service
International Core Fund	A, B1, C, Administrator	R, Institutional
Minnesota Money Market Fund	A	Sweep
Money Market Fund	Investor, A, B2	C, Service
Municipal Money Market Fund	Investor, Institutional	Sweep, A, Service
National Tax-Free Money Market Fund	A, Service, Administrator, Institutional	Sweep
100% Treasury Money Market Fund	A, Service	Sweep, Administrator
Treasury Plus Money Market Fund	A, Service, Administrator, Institutional	Sweep
Total Return Bond Fund	Investor, A, B1, C, Administrator, Institutional	R

1. Class B shares of the Wells Fargo Advantage International Core Fund and the Wells Fargo Advantage Total Return Bond Fund are closed to new investments.

2. Class B shares of the Wells Fargo Advantage Money Market Fund are available only for investment in connection with non-commission purchases or exchanges.

3. Additional new share classes approved by the Wells Fargo Advantage Funds Board of Trustees and anticipated to be available for purchase in July 2010.

Following the mergers and reorganizations, what share classes will be offered for the Wells Fargo Advantage Funds variable trust funds?

Wells Fargo Advantage Fund	Share Class(es)
Wells Fargo Advantage VT Asset Allocation Fund	Class 2
Wells Fargo Advantage VT Core Equity Fund[1]	Class 1, Class 2
Wells Fargo Advantage VT Discovery FundSM	Class 2
Wells Fargo Advantage VT Intrinsic Value Fund[1]	Class 2
Wells Fargo Advantage VT International Core Fund	Class 1, Class 2[2]
Wells Fargo Advantage VT Omega Growth Fund[1]	Class 1, Class 2
Wells Fargo Advantage VT Opportunity FundSM	Class 2
Wells Fargo Advantage VT Small Cap Growth Fund	Class 1, Class 2[2]
Wells Fargo Advantage VT Small/Mid Cap Value Fund	Class 1, Class 2[2]
Wells Fargo Advantage VT Total Return Bond Fund	Class 2

1.   This Fund will be newly created in order to receive the assets of the target funds upon completion of the merger or reorganization

2.  This Fund’s existing share class will be renamed Class 2 and will add an additional share class to be available in connection with the merger.

Class 1 shares of the Wells Fargo Advantage Funds variable trust funds will not pay a 12b-1 fee. With respect to Class 2 shares, the Wells Fargo Advantage Funds have adopted a distribution pursuant to Rule 12b-1 under the 1940 Act for each Fund. This plan authorizes the payment of all or part of the cost of preparing and distributing prospectuses, annual and semi-annual reports, and other materials to prospective beneficial owners of each Fund’s shares, and the payment of compensation to participating insurance companies. For these services, each Fund pays an annual fee of 0.25% of its average daily net assets. These fees are paid out of each Fund’s assets on an ongoing basis. Over time, these fees can increase the cost of an investment and may cost more than paying other types of sales charges.

E. Subadvisor Change for the Wells Fargo Advantage Small Cap Disciplined Fund

What changes are planned for the Wells Fargo Small Cap Disciplined Fund?

Effective June 1, 2010, Metropolitan West Capital Management, LLC (MWCM) will assume portfolio management responsibility as subadvisor for the Wells Fargo Advantage Small Cap Disciplined Fund. MWCM became an affiliate of Wells Capital Management at the end of 2008. MWCM focuses on intrinsic value investing—seeking to discover and capture unrecognized value to drive performance. The strategy employs rigorous research and an objective sell discipline to construct and actively monitor a diversified portfolio of high-quality companies that MWCM believes are trading at a discount to full value and possess catalysts that may unlock that value within two to four years.

Why is the Fund’s subadvisor being changed?

The portfolio management change will seek to leverage in a mutual fund format the success of an institutional separately managed account strategy that MWCM has managed since 2003.

What is Metropolitan West Capital Management?

Metropolitan West Capital Management, LLC, based in Newport Beach, California, manages approximately $11.1 billion in assets (as of September 30, 2009). MWCM focuses on intrinsic value investing, employing rigorous fundamental research and an objective sell discipline to construct and actively monitor portfolios of high-quality companies. MWCM is the current subadvisor for the Evergreen Intrinsic Value Fund and the Evergreen World Equity Fund.

F. New Fund Names

Which Wells Fargo Advantage Funds will be renamed?

Following the integration of the Fund families, certain Wells Fargo Advantage Funds will change their names to provide clarity and consistency in our naming conventions, or to avoid confusion with other product offerings.

Current Fund Name	New Fund Name
Wells Fargo Advantage Asset Allocation Fund	Wells Fargo Advantage Index Asset Allocation Fund
Wells Fargo Advantage International Core Fund	Wells Fargo Advantage International Equity Fund
Wells Fargo Advantage International Equity Fund	Wells Fargo Advantage Diversified International Fund
Wells Fargo Advantage Mid Cap Disciplined Fund	Wells Fargo Advantage Special Mid Cap Value Fund
Wells Fargo Advantage Small Cap Disciplined Fund	Wells Fargo Advantage Intrinsic Small Cap Value Fund
Wells Fargo Advantage VT Asset Allocation Fund	Wells Fargo Advantage VT Index Asset Allocation Fund
Wells Fargo Advantage VT International Core Fund	Wells Fargo Advantage VT International Equity Fund

G. Fund Closures

Which Fund closed to new investors?

The Wells Fargo Advantage Specialized Financial Services Fund closed to new investors as of January 29, 2010, because it is slated to merge into a Fund with a substantially different investment strategy. Existing shareholders can continue to add to existing accounts.

H. General Information

Where can I find detailed information about the mapping of share classes in the proposed fund lineup?

A Wells Fargo Advantage Funds and Evergreen Investments Merger Conversion Tool is available on our Web sites. Please visit the following links:

Wells Fargo Advantage Funds Web site: http://www.wellsfargoadvantagefunds.com/wfweb/wf/home/integration_tool/wfaf.jsp

Wells Fargo Advantage Funds Institutional Cash Management Web site:

http://www.wellsfargoadvantagefunds.com/wfweb/wf/home/integration_tool/wfaf_icm.jsp

Evergreen Investments Web site:

http://www.evergreeninvestments.com

Did shareholders of acquiring Wells Fargo Advantage Funds receive combined prospectus/proxy statements?

No. In cases where one or more Evergreen Fund and/or Wells Fargo Advantage Fund is merging or reorganizing into an existing Wells Fargo Advantage Fund, only the Evergreen Funds shareholders or target Wells Fargo Advantage Funds shareholders received a combined prospectus/proxy statement.

Who is the distributor of Evergreen Funds?

Effective January 4, 2010, Wells Fargo Funds Distributor, LLC, the distributor of Wells Fargo Advantage Funds, also became the distributor of the Evergreen Funds.

Will there be any changes to the Wells Fargo Advantage Funds Board of Trustees following the fund mergers and reorganizations?

The Boards of Trustees of the Evergreen Funds and the Wells Fargo Advantage Funds remain unchanged for both Fund families at this time and will continue to oversee their Funds and the integration process until the closure of the fund reorganizations and mergers.

Upon completion of the proposed Fund reorganizations and mergers in July, the current trustees of the Wells Fargo Advantage Funds will remain in place and will be joined by two members of the current Board of Trustees of the Evergreen Funds. The two individuals who will be joining the Wells Fargo Advantage Funds Board of Trustees are Mr. Michael Scofield and Dr. Leroy Keith, Jr., each of whom is a current member of both the Evergreen Funds Board of Trustees.

After the Fund reorganizations and mergers, the remaining former members of the Evergreen Funds Board will act in an advisory capacity and may from time to time provide advice to the trustees of the Wells Fargo Advantage Funds for the following two years.

Following the reorganizations, mergers, and liquidations, how many Wells Fargo Advantage Funds will be offered?

If all of the proposed changes become effective, Wells Fargo Advantage Funds will have a combined total of 128 mutual funds, variable trust funds, and Wells Fargo Managed Account CoreBuilder® Shares.

Following the Fund mergers, what will be the Funds’ Web site address?

After the mergers and reorganizations are complete, all investors will use www.wellsfargo.com/advantagefunds as the primary Web site address. Until that time, Evergreen Funds investors may continue to visit www.evergreeninvestments.com. After the mergers and reorganizations, the Evergreen Investments site will re-direct to www.wellsfargo.com/advantagefunds.

Which shareholders received prospectus supplements and which received combined prospectus/proxy statements?

All Evergreen Funds shareholders in the reorganizing or merging Funds received one or more combined prospectus/proxy statements. Wells Fargo Advantage Funds shareholders who are invested in a merging or target Wells Fargo Advantage Fund received a combined prospectus/proxy statement with the exception of shareholders of the Wells Fargo Advantage Overland Express Sweep Fund, the merger of which does not require shareholder approval. In addition, prospectus supplements were sent to all Evergreen Fund shareholders and to certain Wells Fargo Advantage Funds shareholders whose Fund is a target Fund or will undergo a name change or liquidation. Also, prospectuses will be supplemented for prospective shareholders.

Additional information and where to find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the SEC. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the SEC at the SEC’s Web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone, or e-mail to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston, MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Participants in the solicitation

The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the SEC will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the SEC in April 2010.

Stock fund values fluctuate in response to the activities of individual companies and general market and economic conditions. Bond fund values fluctuate in response to the financial condition of individual issuers, general market and economic conditions, and changes in interest rates. In general, when interest rates rise, bond fund values fall and investors may lose principal value. Some funds, including nondiversified funds and funds investing in foreign investments, high-yield bonds, small and mid cap stocks, and/or more volatile segments of the economy, entail additional risk and may not be appropriate for all investors. Consult a Fund's prospectus for additional information on these and other risks.

A portion of the municipal Funds’ income may be subject to federal, state, and/or local income taxes or the alternative minimum tax (AMT). Any capital gains distributions may be taxable. The U.S. government guarantee applies to certain underlying securities and not to shares of the Funds.

An investment in a money market fund is not insured or guaranteed by the Federal Deposit Insurance Corporation or any other government agency. Although the Fund seeks to preserve the value of your investment at $1.00 per share, it is possible to lose money by investing in a money market fund.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.evergreeninvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for Wells Fargo Advantage Funds. Read the prospectus carefully before investing.

For the Variable Trust Funds, please refer to the prospectus provided by your participating insurance company for detailed information describing the separate accounts, including information regarding surrender charges, mortality and expense risk fees, and other charges that may be assessed by the participating insurance companies.

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company’s broker/dealer subsidiaries. Evergreen InvestmentsSM is a service mark of Evergreen Investment Management Company, LLC. Effective 1-4-10, Evergreen mutual funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company.

Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Managed Account Services and Wells Fargo Advantage Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 123476 05-10

NOT FDIC INSURED * NO BANK GUARANTEE * MAY LOSE VALUE

Wells Fargo Advantage Funds [logo]

Evergreen Investments [logo]

Product Alert

INTEGRATION UPDATE

May 27, 2010

(Revision of previous Product Alert dated April 21, 2010)

Proposed Reorganizations and Mergers of Wells Fargo Advantage and Evergreen Long-Term Funds: Frequently Asked Questions

Four definitive prospectus/proxy statements that propose the mergers and reorganizations of certain Wells Fargo Advantage and Evergreen long-term mutual funds were filed with the Securities and Exchange Commission (SEC) on April 21, 2010. The proxies seek shareholder approval for the merger of 17 Evergreen Funds and 11 Wells Fargo Advantage Funds® into 20 acquiring Wells Fargo Advantage Funds and the reorganizations of 22 Evergreen Funds as newly created Wells Fargo Advantage Funds. The proposed Fund mergers and reorganizations are expected to be nontaxable events for U.S. federal income tax purposes.

The prospectus/proxy statements are among a total 11 proxy statements that were filed with the SEC as part of an overall plan to reorganize the Evergreen Funds into the Wells Fargo Advantage Funds family.

The following questions and answers are intended for shareholders and investment professionals who have questions about these proposed mergers and reorganizations.

Overview

Which long-term fund merger proposals are shareholders being asked to vote on at a special meeting on June 8, 2010?

Shareholders are being asked to approve the merger of their target Fund (as indicated in the table below) into an acquiring Wells Fargo Advantage Fund. In each merger, the target Fund will transfer all of its assets and liabilities to a corresponding acquiring Fund in exchange for shares of the same or a comparable class of the acquiring Fund. Immediately after the closing of the merger, shareholders will hold the shares of an acquiring Fund with a total dollar value equal to the total dollar value of the shares of the target Fund that they held before the closing. The target Funds and the corresponding acquiring Funds are listed in the table below:

Fund Mergers Subject to Shareholder Approval

Target (Merging) Funds	Acquiring Fund	Acquiring Fund Portfolio Managers	Anticipated Effective Date (Close of Business)
Evergreen California Municipal Bond Fund	Wells Fargo Advantage California Tax-Free Fund	Stephen Galiani Adrian Van Poppel Wells Capital Management	July 9, 2010
Evergreen Disciplined Value Fund Wells Fargo Advantage Equity Income Fund Wells Fargo Advantage U.S. Value Fund	Wells Fargo Advantage Disciplined Value Fund[1]	Bill Zieff Wells Capital Management	July 16, 2010
Evergreen Emerging Markets Growth Fund Wells Fargo Advantage Emerging Markets Equity Fund	Wells Fargo Advantage Emerging Markets Equity Fund[1]	Jerry Zhang Wells Capital Management	July 16, 2010
Evergreen Equity Income Fund Wells Fargo Advantage Specialized Financial Services Fund	Wells Fargo Advantage Classic Value Fund[1]	Walter McCormick Gary Mishuris Wells Capital Management	July 16, 2010
Evergreen Equity Index Fund	Wells Fargo Advantage Index Fund	Bill Zieff Wells Capital Management	July 16, 2010
Evergreen Fundamental Mid Cap Value Fund	Wells Fargo Advantage Mid Cap Disciplined Fund[2]	Jim Tringas Bryant VanCronkhite Wells Capital Management	July 16, 2010
Evergreen Golden Large Cap Core Fund Wells Fargo Advantage Large Company Core Fund	Wells Fargo Advantage Large Cap Core Fund[1]	Jeff Moser Golden Capital Management	July 16, 2010
Evergreen High Income Municipal Bond Fund Evergreen Municipal Bond Fund	Wells Fargo Advantage Municipal Bond Fund	Lyle Fitterer Robert Miller Wells Capital Management	July 9, 2010
Evergreen Intermediate Municipal Bond Fund	Wells Fargo Advantage Intermediate Tax/AMT-Free Fund	Lyle Fitterer Robert Miller Wells Capital Management	July 9, 2010
Evergreen International Equity Fund	Wells Fargo Advantage International Core Fund[3]	Francis Claró Wells Capital Management	July 16, 2010
Evergreen Large Company Growth Fund Wells Fargo Advantage Large Company Growth Fund	Wells Fargo Advantage Premier Large Company Growth Fund[1]	Thomas Ognar Bruce Olson Joseph Eberhardy Wells Capital Management	July 16, 2010
Evergreen Mid Cap Growth Fund	Wells Fargo Advantage Mid Cap Growth Fund	Cam Philpott Stuart Roberts Wells Capital Management	July 16, 2010
Evergreen Short-Intermediate Municipal Bond Fund	Wells Fargo Advantage Short-Term Municipal Bond Fund	Lyle Fitterer Wendy Casetta Wells Capital Management	July 9, 2010
Evergreen Small Cap Value Fund Evergreen Special Values Fund	Wells Fargo Advantage Special Small Cap Value Fund[1]	Jim Tringas Wells Capital Management	July 16, 2010
Evergreen U.S. Government Fund	Wells Fargo Advantage Government Securities Fund	Michael Bray Jay Mueller Wells Capital Management	July 9, 2010
Wells Fargo Advantage Aggressive Allocation Fund	Wells Fargo Advantage Growth Balanced Fund	Multiple subadvisors	July 16, 2010
Wells Fargo Advantage Growth Equity Fund	Wells Fargo Advantage Diversified Equity Fund	Multiple subadvisors	July 16, 2010
Wells Fargo Advantage Large Cap Appreciation Fund	Wells Fargo Advantage Capital Growth Fund	Tom Pence Michael Harris Wells Capital Management	July 16, 2010
Wells Fargo Advantage Stable Income Fund	Wells Fargo Advantage Ultra Short-Term Income Fund	Jay Mueller D. James Newton II Tom Price Wells Capital Management	July 9, 2010
Wells Fargo Advantage Strategic Income Fund	Wells Fargo Advantage High Income Fund	Tom Price Kevin Maas Michael Schueller Wells Capital Management	July 9, 2010

1. This Fund will be newly created in order to receive the assets of the target fund(s) upon completion of the merger.

2. The Wells Fargo Advantage Mid Cap Disciplined Fund will be renamed the Wells Fargo Advantage Special Mid Cap Value Fund following the merger and is expected to make certain changes to its principal investments at that time.

3. The Wells Fargo Advantage International Core Fund will be renamed the Wells Fargo Advantage International Equity Fund following the merger and is expected to make certain changes to its principal investments at that time.

Which long-term Evergreen Fund reorganization proposals are shareholders being asked to vote on at a special meeting on June 8, 2010?

Shareholders are being asked to approve the reorganization of their target Fund (as indicated in the table below) into a newly created Wells Fargo Advantage Fund. In each reorganization, the target Fund will transfer all of its assets and liabilities to a corresponding newly created acquiring Wells Fargo Advantage Fund in exchange for shares of the same or a comparable class of the acquiring Fund. Immediately after the reorganization, shareholders will hold the shares of an acquiring Fund with a total dollar value equal to the total dollar value of the shares of the target Fund that they held before the closing. (These reorganizations are described in the combined prospectus/proxy statements as “shell” reorganizations.) The current Evergreen Funds and proposed new Wells Fargo Advantage Funds are listed in the following table:

Fund Reorganizations Subject to Shareholder Approval

Current Evergreen Fund	New Wells Fargo Advantage Fund Name	Portfolio Manager	Anticipated Effective Date (Close of Business)
Evergreen Adjustable Rate Fund	Wells Fargo Advantage Adjustable Rate Government Fund	Richard Applebach Christopher Y. Kauffman Wells Capital Management	July 9, 2010
Evergreen Diversified Capital Builder Fund	Wells Fargo Advantage Diversified Capital Builder Fund	Margie Patel Wells Capital Management	July 9, 2010
Evergreen Diversified Income Builder Fund	Wells Fargo Advantage Diversified Income Builder Fund	Margie Patel Wells Capital Management	July 9, 2010
Evergreen Enhanced S&P 500® Fund	Wells Fargo Advantage Disciplined U.S. Core Fund	Bill Zieff Wells Capital Management	July 16, 2010
Evergreen Fundamental Large Cap Fund	Wells Fargo Advantage Core Equity Fund	Walter McCormick Emory Sanders Wells Capital Management	July 16, 2010
Evergreen Global Large Cap Equity Fund	Wells Fargo Advantage Disciplined Global Equity Fund	Bill Zieff Wells Capital Management	July 16, 2010
Evergreen Global Opportunities Fund	Wells Fargo Advantage Global Opportunities Fund	Francis Claró Jim Tringas Wells Capital Management	July 16, 2010
Evergreen Golden Core Opportunities Fund	Wells Fargo Advantage Small/Mid Cap Core Fund	John Campbell Golden Capital Management	July 16, 2010
Evergreen Growth Fund	Wells Fargo Advantage Traditional Small Cap Growth Fund	Jeff Drummond Linda Freeman Paul Carder Jeffrey Harrison Edward Rick Wells Capital Management	July 16, 2010
Evergreen Health Care Fund	Wells Fargo Advantage Health Care Fund	Robert Junkin Wells Capital Management	July 16, 2010
Evergreen High Income Fund	Wells Fargo Advantage High Yield Bond Fund	Niklas Nordenfelt Philip Susser Wells Capital Management	July 9, 2010
Evergreen International Bond Fund	Wells Fargo Advantage International Bond Fund	Anthony Norris Peter Wilson Michael Lee Alex Perrin First International Advisors	July 9, 2010
Evergreen Intrinsic Value Fund	Wells Fargo Advantage Intrinsic Value Fund	Howard Gleicher Gary Lisenbee David Graham Jeffrey Peck Metropolitan West Capital Management	July 16, 2010
Evergreen Intrinsic World Equity Fund	Wells Fargo Advantage Intrinsic World Equity Fund	Howard Gleicher Gary Lisenbee David Graham Jeffrey Peck Metropolitan West Capital Management	July 16, 2010
Evergreen North Carolina Municipal Bond Fund	Wells Fargo Advantage North Carolina Tax-Free Fund	Robert Miller Wells Capital Management	July 9, 2010
Evergreen Omega Fund	Wells Fargo Advantage Omega Growth Fund	Tom Pence Michael Smith Wells Capital Management	July 16, 2010
Evergreen Pennsylvania Municipal Bond Fund	Wells Fargo Advantage Pennsylvania Tax-Free Fund	Robert Miller Wells Capital Management	July 9, 2010
Evergreen Precious Metals Fund	Wells Fargo Advantage Precious Metals Fund	Michael Bradshaw Wells Capital Management	July 16, 2010
Evergreen Small-Mid Growth Fund	Wells Fargo Advantage Growth Opportunities Fund	Cam Philpott Stuart Roberts Wells Capital Management	July 16, 2010
Evergreen Strategic Growth Fund	Wells Fargo Advantage Strategic Large Cap Growth Fund	Shannon Reid David Chow Jay Zelko Wells Capital Management	July 16, 2010
Evergreen Strategic Municipal Bond Fund	Wells Fargo Advantage Strategic Municipal Bond Fund	Lyle Fitterer Wells Capital Management	July 9, 2010
Evergreen Utility and Telecommunications Fund	Wells Fargo Advantage Utility and Telecommunications Fund	Tim O'Brien Crow Point Partners	July 16, 2010

Will the proposed mergers or reorganizations result in any federal tax liability for shareholders?

No. Each proposed merger and reorganization is expected to be a nontaxable event for U.S. federal income tax purposes.

Have the Boards of Trustees of Wells Fargo Advantage Funds and the Evergreen Funds approved these proposals?

Yes. The Boards have unanimously agreed that these mergers and reorganizations are in the Funds’ best interests and recommend that shareholders cast a favorable vote.

Why have the Boards recommended that shareholders vote in favor of the mergers?

Among the factors the Boards considered in recommending these mergers were the following:

The investment objectives and principal investment strategies of the target and acquiring Funds are similar.

Shareholders will not incur any sales charges or similar transaction charges or bear any direct expenses in connection with the mergers.

The combined Funds are expected to have enhanced viability due to a larger asset base, which creates the possibility of achieving economies of scale.

Each proposed merger is expected to be a nontaxable event for U.S. federal income tax purposes.

Why have the Boards recommended that shareholders vote in favor of the reorganizations?

The Boards approved the reorganizations of certain Evergreen Funds as Wells Fargo Advantage Funds after a thoughtful and thorough evaluation of each fund family and the investment landscape as a whole, including the following factors:

Asset size

Expenses

Manager tenure and experience

Performance track record

Differentiation of investment style

Addition of product offerings that didn’t exist before in the Wells Fargo Advantage Funds family

The investment process of the Evergreen Funds being reorganized will remain largely unchanged, and the Funds will retain their historical performance records, although fees, expenses, and share class features will be brought more closely in line with those of Wells Fargo Advantage Funds. The addition of these Funds to the Wells Fargo Advantage Funds lineup broadens the overall product range and expands fund choices for investors.

What is the timeline for the mergers and reorganizations?

Time Frame	Event
March 10, 2010	Record date for special shareholder meetings.
April 2010	Proxy materials were mailed to shareholders of record as of March 10, 2010.
June 8, 2010*

Scheduled date of the special shareholder meeting. For shareholders who will not attend the meeting in person, proxy voting instructions must be received prior to the meeting. The meeting will be held at 10 a.m., Pacific Time, at 525 Market Street, 12th Floor, San Francisco, California.

July 9 and July 16, 2010	If approved by shareholders, the reorganizations will occur on or about July 9 and July 16, 2010, at the close of business.

A proxy vote allows record-date fund shareholders to cast a vote without attending the shareholder meeting on June 8, 2010.

* For shareholders of the Evergreen Large Company Growth Fund, the Wells Fargo Advantage Large Company Growth Fund, and the Evergreen Omega Fund, the Funds plan to adjourn the shareholder meeting scheduled for June 8, 2010, until June 18, 2010.

Who is entitled to vote?

Shareholders who owned shares of the target Funds on the record date, which is March 10, 2010, and who have the authority to vote their shares will receive proxy materials and are encouraged to cast their vote. Shareholders of record are entitled to one vote for each whole share and a fractional vote for each fractional share of the Fund that they owned on the record date.

What methods can be used to vote?

Shareholders may vote in any of the following ways:

Signing and returning the proxy ballot by mail prior to the shareholder meeting.

Calling the toll-free number listed on their proxy ballot. To vote by telephone, shareholders will need the control number printed on the ballot.

Going online to the Web site listed on their proxy ballot and following the instructions. To vote online, shareholders will need the control number printed on the ballot.

Personally attending and voting at the shareholder meeting on June 8, 2010.

Will shareholders receive a confirmation when they have completed voting their proxy?

Shareholders will not receive a confirmation if they send their proxy vote by mail. They may call the proxy solicitation firm, The Altman Group, at 1-800-499-8519 from 9 a.m. to 11 p.m. Eastern Time, Monday through Friday, to confirm receipt of their mailed ballot. Shareholders will receive a confirmation if they vote by telephone with the proxy solicitor. If they vote online, they will be able to print a confirmation of their proxy vote or request an e-mail confirmation.

What if shareholders of a certain Fund do not approve the merger of that Fund?

If this occurs, the merger will not take place for that Fund, and the Boards of Trustees will determine an appropriate course of action.

Proxy Solicitation Process

How can shareholders vote over the phone?

Shareholders who want to vote over the phone should call or be transferred to The Altman Group, a proxy solicitation firm that was hired for this proxy solicitation process, at 1-800-499-8519 from 9 a.m. to 11 p.m. Eastern Time, Monday through Friday. The Altman Group may transfer shareholders to Evergreen InvestmentsSM or Wells Fargo Advantage Funds if it receives questions it is unable to answer, such as questions about specific accounts. Shareholders can also vote using the automated phone service by calling the toll-free number listed on their proxy ballot. They may vote online by following the instructions provided on their proxy ballot.

If shareholders approve the proposals, when will the mergers and reorganizations take effect?

Upon shareholder approval, the mergers and reorganizations of the fixed-income Funds are expected to become effective after close of business on July 9, 2010. Upon shareholder approval, the mergers and reorganizations of the equity and asset allocation Funds are expected to become effective after close of business on July 16, 2010. For further information about the specific date of a Fund’s merger or reorganization, please refer to the tables on pages 1–5.

Will anyone call shareholders regarding these proxies?

An independent proxy solicitor, The Altman Group, may contact shareholders regarding these proxies.

Who is paying for the proxy solicitation?

Wells Fargo Funds Management, LLC, Evergreen Investments Management Company, LLC, or one of their affiliated companies will pay for all expenses incurred for the proxy solicitation. The expenses will not be charged to the Funds or to the Funds’ shareholders.

Whomcan shareholders call for additional information?

If shareholders have questions about the proxy materials or the proposals, they may call their relationship manager, investment professional, Evergreen Investments at 1-800-343-2898 from 9 a.m. to 6 p.m. Eastern Time, Monday through Friday, or Wells Fargo Advantage Funds at

1-800-222-8222 (24 hours a day, 7 days a week). If they have any questions about how to vote, they may call the proxy solicitor, The Altman Group, at 1-800-499-8519 from 9 a.m. to 11 p.m. Eastern Time, Monday through Friday.

Reorganization Process

Can shareholders exchange or redeem their shares before the proposed merger takes place?

Yes. Shareholders may exchange their shares for shares of another Fund within their current Fund family, or redeem their shares, at any time before the proposed merger or reorganization takes place. If shareholders choose to do so, their request will be treated as a normal exchange or redemption of shares and may be a taxable transaction or subject to any applicable deferred sales charges or redemption fees. Shareholders may also make subsequent purchases of shares of their Funds prior to the proposed mergers and reorganizations.

What will happen to the price of the acquiring Fund on the day of the proposed merger?

The price of the acquiring Fund will be impacted by the performance of the securities in its portfolio on the date of the reorganization. However, the proposed reorganization by itself will not affect the share price of the acquiring Fund.

What share classes will current Wells Fargo Advantage Funds shareholders own after the proposed mergers of their target Fund into an acquiring Wells Fargo Advantage Fund?

In most cases, current Wells Fargo Advantage Funds shareholders will receive the same share class of the acquiring Wells Fargo Advantage Fund that they hold today. Exceptions are noted in the following table:

Shareholders who own this target Wells Fargo Advantage Fund:	In this share class:	Will receive this acquiring Wells Fargo Advantage Fund:	In this share class:
Wells Fargo Advantage Equity Income Fund	B	Wells Fargo Advantage Disciplined Value Fund	A
Wells Fargo Advantage Growth Equity Fund	Institutional	Wells Fargo Advantage Diversified Equity Fund	Administrator
Wells Fargo Advantage Large Cap Appreciation Fund	B	Wells Fargo Advantage Capital Growth Fund	A
Wells Fargo Advantage Large Company Core Fund	B	Wells Fargo Advantage Large Cap Core Fund	A
Wells Fargo Advantage Stable Income Fund	B	Wells Fargo Advantage Ultra Short-Term Income Fund	A
Wells Fargo Advantage U.S. Value Fund	B	Wells Fargo Advantage Disciplined Value Fund	A

What share classes will current Evergreen Funds shareholders own after the proposed merger or reorganization of their target Fund into an acquiring Wells Fargo Advantage Fund?

Shareholders who own this target Evergreen Fund:	In this share class:	Will receive this acquiring Wells Fargo Advantage Fund:	In this share class:
Evergreen Adjustable Rate Fund	A	Wells Fargo Advantage Adjustable Rate Government Fund	A
	B		B
	C		C
	I		Institutional
	IS		A (load waived)
Evergreen California Municipal Bond Fund	A	Wells Fargo Advantage California Tax-Free Fund	A
	B		B
	C		C
	I		Administrator
Evergreen Disciplined Value Fund	A	Wells Fargo Advantage Disciplined Value Fund	A
	B		A
	C		C
	I		Administrator
Evergreen Diversified Capital Builder Fund	A	Wells Fargo Advantage Diversified Capital Builder Fund	A
	B		B
	C		C
	I		Institutional
Evergreen Diversified Income Builder Fund	A	Wells Fargo Advantage Diversified Income Builder Fund	A
	B		B
	C		C
	I		Institutional
Evergreen Emerging Markets Growth Fund	A	Wells Fargo Advantage Emerging Markets Equity Fund	A
	B		B
	C		C
	I		Administrator
Evergreen Enhanced S&P 500 Fund	A	Wells Fargo Advantage Disciplined U.S. Core Fund	A
	B		A
	C		C
	I		Administrator
	IS		A (load waived)
Evergreen Equity Income Fund	A	Wells Fargo Advantage Classic Value Fund	A
	B		B
	C		C
	I		Administrator
	R		R
Evergreen Equity Index Fund	A	Wells Fargo Advantage Index Fund	A
	B		B
	C		C
	I		Administrator
	IS		A
Evergreen Fundamental Large Cap Fund	A	Wells Fargo Advantage Core Equity Fund	A
	B		B
	C		C
	I		Administrator
Evergreen Fundamental Mid Cap Value Fund	A	Wells Fargo Advantage Mid Cap Disciplined Fund[1]	A
	B		A
	C		C
	I		Institutional
Evergreen Global Large Cap Equity Fund	A	Wells Fargo Advantage Disciplined Global Equity Fund	A
	B		A
	C		C
	I		Administrator
Evergreen Global Opportunities Fund	A	Wells Fargo Advantage Global Opportunities Fund	A
	B		B
	C		C
	I		Administrator
Evergreen Golden Core Opportunities Fund	A	Wells Fargo Advantage Small/Mid Cap Core Fund	A
	B		A
	C		C
	I		Administrator
Evergreen Golden Large Cap Core Fund	A	Wells Fargo Advantage Large Cap Core Fund	A
	B		A
	C		C
	I		Institutional
Evergreen Growth Fund	A	Wells Fargo Advantage Traditional Small Cap Growth Fund	A
	B		A
	C		A
	I		Institutional
Evergreen Health Care Fund	A	Wells Fargo Advantage Health Care Fund	A
	B		B
	C		C
	I		Administrator
Evergreen High Income Fund	A	Wells Fargo Advantage High Yield Bond Fund	A
	B		B
	C		C
	I		Administrator
Evergreen High Income Municipal Bond Fund	A	Wells Fargo Advantage Municipal Bond Fund	A
	B		B
	C		C
	I		Administrator
Evergreen Intermediate Municipal Bond Fund	A	Wells Fargo Advantage Intermediate Tax/AMT-Free Fund	A
	B		A
	C		C
	I		Administrator
	IS		A (load waived)
Evergreen International Bond Fund	A	Wells Fargo Advantage International Bond Fund	A
	B		B
	C		C
	I		Institutional
	IS		A (load waived)
Evergreen International Equity Fund	A	Wells Fargo Advantage International Core Fund[2]	A
	B		B
	C		C
	I		Institutional
	R		R
Evergreen Intrinsic Value Fund	A	Wells Fargo Advantage Intrinsic Value Fund	A
	B		B
	C		C
	I		Institutional
Evergreen Intrinsic World Equity Fund	A	Wells Fargo Advantage Intrinsic World Equity Fund	A
	B		A
	C		C
	I		Administrator
Evergreen Large Company Growth Fund	A	Wells Fargo Advantage Premier Large Company Growth Fund	A
	B		B
	C		C
	I		Institutional
Evergreen Mid Cap Growth Fund	A	Wells Fargo Advantage Mid Cap Growth Fund	A
	B		B
	C		C
	I		Institutional
Evergreen Municipal Bond Fund	A	Wells Fargo Advantage Municipal Bond Fund	A
	B		B
	C		C
	I		Institutional
Evergreen North Carolina Municipal Bond Fund	A	Wells Fargo Advantage North Carolina Tax-Free Fund	A
	B		A
	C		C
	I		Institutional
Evergreen Omega Fund	A	Wells Fargo Advantage Omega Growth Fund	A
	B		B
	C		C
	I		Administrator
	R		R
Evergreen Pennsylvania Municipal Bond Fund	A	Wells Fargo Advantage Pennsylvania Tax-Free Fund	A
	B		B
	C		C
	I		Institutional
Evergreen Precious Metals Fund	A	Wells Fargo Advantage Precious Metals Fund	A
	B		B
	C		C
	I		Institutional
Evergreen Short-Intermediate Municipal Bond Fund	A	Wells Fargo Advantage Short-Term Municipal Bond Fund	A
	B		A
	C		C
	I		A (load waived)
Evergreen Small Cap Value Fund	A	Wells Fargo Advantage Special Small Cap Value Fund	A
	B		B
	C		C
	I		Administrator
Evergreen Small-Mid Growth Fund	A	Wells Fargo Advantage Growth Opportunities Fund	A
	I		Institutional
Evergreen Special Values Fund	A	Wells Fargo Advantage Special Small Cap Value Fund	A
	B		B
	C		C
	I		Administrator
	R		A (load waived)
Evergreen Strategic Growth Fund	A	Wells Fargo Advantage Strategic Large Cap Growth Fund	A
	B		A
	C		C
	I		Institutional
	IS		A (load waived)
	R		R
Evergreen Strategic Municipal Bond Fund	A	Wells Fargo Advantage Strategic Municipal Bond Fund	A
	B		B
	C		C
	I		Administrator
Evergreen U.S. Government Fund	A	Wells Fargo Advantage Government Securities Fund	A
	B		B
	C		C
	I		Administrator
Evergreen Utility and Telecommunications Fund	A	Wells Fargo Advantage Utility and Telecommunications Fund	A
	B		B
	C		C
	I		Institutional

1. The Wells Fargo Advantage Mid Cap Disciplined Fund will be renamed the Wells Fargo Advantage Special Mid Cap Value Fund following the merger and is expected to make certain changes to its principal investments at that time.

2. The Wells Fargo Advantage International Core Fund will be renamed the Wells Fargo Advantage International Equity Fund following the merger and is expected to make certain changes to its principal investments at that time.

How do the expenses of each share class of the acquiring Funds compare to the target Funds?

In the majority of cases Fund expenses will be the same or lower. However, in some instances, current Evergreen shareholders in certain share classes will pay higher expenses than they do today. Complete information about acquiring Fund expenses can be found in the combined prospectus/proxy statements.

Additional Information About the Proposed Fund Family Integration

Where can I find detailed information about the mapping of share classes for all of the Funds in the proposed lineup?

A Wells Fargo Advantage Funds and Evergreen Funds Merger Conversion Tool is available on our Web sites. Please visit the following links:

Evergreen Investments Web site:

evergreeninvestments.com

Wells Fargo Advantage Funds Web site: wellsfargoadvantagefunds.com/wfweb/wf/home/integration_tool/wfaf.jsp

Wells Fargo Advantage Funds Institutional Cash Management Web site:

wellsfargoadvantagefunds.com/wfweb/wf/home/integration_tool/wfaf_icm.jsp

Did current shareholders of acquiring Wells Fargo Advantage Funds receive combined prospectus/proxy statements?

No. In cases where one or more Evergreen Fund and/or Wells Fargo Advantage Fund is merging or reorganizing into an existing Wells Fargo Advantage Fund, only the Evergreen Funds shareholders or target Wells Fargo Advantage Funds shareholders received combined prospectus/proxy statements.

Following the reorganizations, mergers, and liquidations, how many Wells Fargo Advantage Funds will be offered?

If all of the proposed changes take effect, Wells Fargo Advantage Funds will have a combined total of 128 mutual funds, variable trust funds, and Wells Fargo Managed Account CoreBuilder® Shares.

Following the Fund mergers, what will be the Funds’ Web site address?

After the mergers and reorganizations are complete, all investors will use wellsfargo.com/advantagefunds as the primary Web site address. Until that time, Evergreen Funds investors may continue to visit evergreeninvestments.com. After the mergers and reorganizations, the Evergreen Investments site will redirect to wellsfargo.com/advantagefunds.

This is not an offer to sell, nor a solicitation of an offer to buy, shares of any investment company, nor is it a solicitation of any proxy.

Additional information and where to find it

In connection with the proposed transaction, the acquirer has filed a Prospectus/Proxy Statement with the Securities and Exchange Commission (SEC). All shareholders are advised to read this Prospectus/Proxy Statement in its entirety when it becomes available, because it will contain important information regarding the acquirer, the target, the transaction, the persons soliciting proxies in connection with the transaction, and the interests of these persons in the transaction and related matters. The target intends to mail the Prospectus/Proxy Statement to its shareholders once such Prospectus/Proxy Statement is declared effective by the SEC. Shareholders may obtain a free copy of the Prospectus/Proxy Statement when available and other documents filed by the acquirer with the SEC at the SEC’s Web site at http://www.sec.gov. Free copies of the Prospectus/Proxy Statement, once available, may be obtained by directing a request via mail, phone, or e-mail to acquirer, Wells Fargo Advantage Funds, P.O. Box 8266, Boston, MA, 02266-8266, 1-800-222-8222, www.wellsfargo.com/advantagefunds. Free copies of the Prospectus/Proxy Statement, once available, also may be obtained by directing a request via mail or fax to target, Evergreen Funds, 200 Berkeley Street, Boston, MA, 02116, 1-800-343-2898, www.evergreeninvestments.com. In addition to the Prospectus/Proxy Statement, the target and the acquirer file annual and semi-annual reports and other information with the SEC. You may read and copy any reports, statements, or other information filed by the target or the acquirer at the SEC’s public reference rooms at 100 F Street, N.E., Washington, D.C., 20549-0213. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. Filings made with the SEC by either the target or the acquirer are also available to the public from commercial document-retrieval services and at the Web site maintained by the SEC at http://www.sec.gov.

Participants in the solicitation

The acquirer, the target and their respective directors, executive officers, and certain members of their management and other employees may be soliciting proxies from shareholders in favor of the transaction and other related matters. Information concerning persons who may be considered participants in the solicitation of the target’s shareholders under the rules of the SEC will be set forth in the Prospectus/Proxy Statement filed by the acquirer with the SEC in April 2010.

Stock fund values fluctuate in response to the activities of individual companies and general market and economic conditions. Bond fund values fluctuate in response to the financial condition of individual issuers, general market and economic conditions, and changes in interest rates. In general, when interest rates rise, bond fund values fall and investors may lose principal value. Some funds, including nondiversified funds and funds investing in foreign investments, high-yield bonds, small and mid cap stocks, and/or more volatile segments of the economy, entail additional risk and may not be appropriate for all investors. Consult a Fund’s prospectus for additional information on these and other risks. A portion of a municipal fund’s income may be subject to federal, state, and/or local income taxes or the alternative minimum tax (AMT). Any capital gains distributions may be taxable. The U.S. government guarantee applies to certain of the underlying securities and not to shares of the Funds.

Carefully consider a fund’s investment objectives, risks, charges, and expenses before investing. For a current prospectus, containing this and other information, visit www.evergreeninvestments.com for Evergreen Funds and www.wellsfargo.com/advantagefunds for Wells Fargo Advantage Funds. Read the prospectus carefully before investing.

The Variable Trust Funds are generally available only through insurance company variable contracts.

CoreBuilder Shares are a series of investment options within the separately managed accounts advised or subadvised by Wells Fargo Funds Management, LLC. The shares are fee-waived mutual funds that enable certain separately managed account investors to achieve greater diversification than smaller managed accounts might otherwise achieve.

Wells Capital Management is a registered investment adviser and wholly owned subsidiary of Wells Fargo Bank, N.A.

Evergreen Investment Management Company, LLC, is a subsidiary of Wells Fargo & Company and is an affiliate of Wells Fargo & Company’s broker/dealer subsidiaries. Evergreen InvestmentsSM is a service mark of Evergreen Investment Management Company, LLC. Wells Fargo Funds Management, LLC, a wholly owned subsidiary of Wells Fargo & Company, provides investment advisory and administrative services for Wells Fargo Managed Account Services and Wells Fargo Advantage Funds. Other affiliates of Wells Fargo & Company provide subadvisory and other services for the Funds. The Evergreen mutual funds and Wells Fargo Advantage Funds are distributed by Wells Fargo Funds Distributor, LLC, Member FINRA/SIPC, an affiliate of Wells Fargo & Company. 123477 05-10

NOT FDIC INSURED * NO BANK GUARANTEE * MAY LOSE VALUE